

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 6, 2006

Mr. Joseph A. Tiesi
Vice President and Controller
Altria Group, Inc.
120 Park Avenue
New York, NY 10017

   Re: **Altria Group, Inc.**
     Form 10-K for Fiscal Year Ended December 31, 2005
     Filed March 10, 2006
     File No. 1-8940
     Response letter dated April 4, 2006

Dear Mr. Tiesi:

  We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

          Sincerely,

          April Sifford
          Branch Chief

cc: Sandy Eisen